# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polen Credit Opportunities Fund, CIK 0001965985
CUSIP: 73110T100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: c/o Polen Capital Credit, LLC, 1075 Main Street, Suite 320, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001990226

## Reporting persons
- Stanley C. Moss Revocable Trust U/A DTD 10/13/2015: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 786,394.62; shared voting power 0; sole dispositive power 786,394.62; shared dispositive power 0; aggregate amount beneficially owned 786,394.62 (16.9% of the class)

## Item 1. Issuer
Name of issuer: Polen Credit Opportunities Fund
Address of issuer's principal executive offices: c/o Polen Capital Credit, LLC, 1075 Main Street, Suite 320, Waltham, MASSACHUSETTS, 02451.

## Item 2. Person Filing
Name of person filing: This statement is filed by Stanley C. Moss Revocable Trust U/A DTD 10/13/2015, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: The address of the principal business office of Reporting Person is: C/O Polen Capital Management, LLC 1825 NW Corporate Blvd., Suite 300 Boca Raton, FL 33431
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Stanley C. Moss Revocable Trust U/A DTD 10/13/2015: /s/ Stanley C. Moss, Stanley C. Moss, Trustee (07/31/2025)